UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

:
:
In the Matter of	:
:
OHIO VALLEY ELECTRIC CORPORATION	:	CERTIFICATE OF
Piketon, Ohio	:	NOTIFICATION
	:	NO. 7
70-10160	:
:
Public Utility Holding Company Act of 1935	:
:

THIS IS TO CERTIFY THAT OHIO VALLEY ELECTRIC CORPORATION, in accordance with the terms and conditions of, and for the purposes represented by the Application or Declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated December 30, 2003, made short-term note borrowings from banks during the calendar quarter ended December 31, 2005, as summarized in Exhibit A.

This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.

    OHIO VALLEY ELECTRIC CORPORATION

    By: /s/ David L. Hart
      David L. Hart, Vice President

Dated: January 9, 2006

Certificate of Notification No. 7
Ohio Valley Electric Corporation
70-10160

EXHIBIT A

SHORT TERM DEBT TYPE	ISSUE DATE	MATURITY DATE	DAYS	INTEREST RATE	%	PRINCIPAL BORROWED	INTEREST	MATURITY VALUE

BL	10/24/05	01/24/06	92	5.0000		$10,000,000.00	$127,777.78	$10,127,777.78
BL	11/21/05	02/21/06	92	5.1250		10,000,000.00	130,972.22	10,130,972.22
BL	12/21/05	01/23/06	33	5.1250		10,000,000.00	46,979.17	10,046,979.17